Exhibit 99.1

LIVEREEL MEDIA CORPORATION
(Formerly Noble House Entertainment Inc.)

Consolidated Financial Statements

For the Three and Six Months ended December 31, 2010 and 2009
(Unaudited)

(Canadian Dollars)

LiveReel Media Corporation

Notice of Disclosure of Non-Auditor Review of Interim Financial Statements for the period ended December 31, 2010

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of LiveReel Media Corporation for the three and six months ended December 31, 2010 and 2009 have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the Company’s management.

The Company’s independent auditors, Schwartz, Levitsky, Feldman LLP, have not performed a review of the interim financial statements for December 31, 2010 in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

LiveReel Media Corporation
Consolidated Balance Sheets
(Canadian Dollars)

		December 31,	June 30,
	Note	2010	2010
		(Unaudited)	(Audited)
Assets
Current
Bank		$48,624	$144,006
Other assets	3	47,826	39,323
		96,450	183,329
Liabilities
Current
Accounts payable and accrued liabilities	4	$40,958	$57,681
		40,958	57,681
Shareholders' Equity
Capital stock	5	6,788,908	6,695,265
Contributed surplus		1,439,451	326,951
Warrants	6	-	1,146,081
Deficit and comprehensive loss		(8,172,867)	(8,042,649)
		55,492	125,648
		$96,450	$183,329
Related Party Transactions (Note 8)
Commitments and contingencies (Note 9)

Approved by the Board  ”Jason Meretsky”  Director     ”Diana van Vliet” Director
                                            (signed)                                  (signed)

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss)
(Canadian Dollars)

		Three	Six	Three	Six
		Months	Months	Months	Months
		Ended	Ended	Ended	Ended
		December 31,	December 31,	December 31,	December 31,
	Note	2010	2010	2009	2009
Revenue
Interest income		$-	$-	$-	$-
Total Revenue		$-	$-	$-	$-
Expenses
Consulting	8	40,000	80,000	15,000	30,000
Shareholders information		12,087	16,847	5,097	5,969
Professional fees		10,075	18,460	657	657
Office and general		3,500	8,364	11,078	22,088
Foreign exchange (gain)/loss		1,961	6,168	6,813	37,272
Bank charges and interest		174	379	182	754
		67,797	130,218	38,827	96,740
Net income (loss) and
Comprehensive income (loss) for the period		$(67,797)	$(130,218)	$(38,827)	$(96,740)
Net earnings (loss) per share -
basic and diluted	7	$(0.00)	$(0.01)	$(0.00)	$(0.01)

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statements of Cash Flows
(Canadian Dollars)

	Three Months	Six Months	Three Months	Six Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2010	2009	2009
Cash flows from operating activities
Net income (loss) for the period	$(67,797)	$(130,218)	$(38,827)	$(96,740)

Cash effect of changes in:
Other assets	(6,092)	(8,503)	2,795	(27,842)
Accounts payable and accrued liabilities	(19,040)	(16,723)	(62,728)	(48,898)
	(92,929)	(155,444)	(98,760)	(173,480)

Cash flow from financing activities
Exercise of warrants	60,062	60,062	-	-
	60,062	60,062	-	-
Increase (decrease) in cash	(32,867)	(95,382)	(98,760)	(173,480)
Cash, beginning of period	81,491	144,006	323,688	398,408
Cash, end of period	$48,624	$48,624	$224,928	$224,928

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statement of Shareholders’ Equity (Deficiency)
(Canadian Dollars)

For the Three and Six Months Ended December 31, 2010

	Number of Shares	Share Capital	Warrants	Contributed Surplus	Deficit and Comprehensive Loss	Shareholders' Equity (Deficiency)
Balance June 30, 2008	13,721,744	$6,656,265	$1,146,081	$293,370	$(6,893,862)	$1,201,854
Fair value of stock options granted for consulting services	-	-	-	33,581	-	33,581
Net income for the period	-	-	-	-	(916,260)	(916,260)
Balance June 30, 2009	13,721,744	$6,656,265	$1,146,081	$326,951	$(7,810,122)	$319,175
Exercise of stock options	3,900,000	72,581	-	(33,581)	-	39,000
Net loss for the period	-	-	-	-	(232,527)	(232,527)
Balance June 30, 2010	17,621,744	$6,728,846	$1,146,081	$293,370	$(8,042,649)	$125,648
Net loss for the period	-	-	-	-	(62,421)	(62,421)
Balance September 30, 2010	17,621,744	$6,728,846	$1,146,081	$293,370	$(8,105,070)	$63,227
Exercise of warrants	5,900,000	60,062	(1,146,081)	1,146,081	-	60,062
Net loss for the period	-	-	-	-	(67,797)	(67,797)
Balance December 31, 2010	23,521,744	$6,788,908	$-	$1,439,451	$(8,172,867)	$55,492

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
December 31, 2010 and 2009

1.    NATURE OF OPERATIONS

LiveReel Media Corporation (the “Company") is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

The Company was incorporated in Ontario on March 18, 1997 as a result of an amalgamation.

The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006.  On October 20, 2006, the Company received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

2.    SIGNIFICANT ACCOUNTING POLICIES

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2010.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at December 31, 2010 and the results of operations and equity and cash flows for the three and six month periods ended December 31, 2010.  The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year taken as a whole.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements, except for the adoption of the new accounting and disclosure policies detailed below.

Going Concern

Management has prepared these consolidated financial statements in accordance with Canadian GAAP applicable to a going concern, which contemplates that assets will be realized and liabilities discharged in the normal course of business as they come due. To this point, all operational activities and the overhead costs have been funded from the available cash and short term investments and by equity issuances

The Company has working capital of approximately $55,000 and an accumulated deficit of approximately $8.2 million.  The Company's ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company was unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
December 31, 2010 and 2009

3.    OTHER ASSETS

	December 31,	June 30
	2010	2010
	(Unaudited)	(Audited)
Taxes recoverable	$41,640	$24,831
Deposits and prepayments	6,186	14,492
	$47,826	$39,323

Deposits and prepayments are for an extension of the Company’s director’s and officer’s insurance policy entered into May 2010, which extended the coverage to June 2011.  The costs of the policy are expensed on a straight line basis over the life of the policy.

4.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		As at	As at
		December 31,	June 30,
		2010	2010
		(Unaudited)	(audited)
Accounts payable	(a)	$8,418	$10,140
Accrual	(b)	-	15,000
Production advances	(c)	32,540	32,540
		$40,958	$57,680

(a)
As at December 31, 2010, accounts payable were regular trade payables incurred in the normal course of business, primarily for filing fees and professional services rendered during the current fiscal year.

(b)	Accruals at June 30, 2010 are for estimated audit fees.

(c)
Production advances were received from two production companies towards script and screen play development. A former director and officer of the company and a former executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 (June 30, 2010 - $26,540).

5.    CAPITAL STOCK

(a)	Authorized: Unlimited number of common shares

(b)	Issued:

	December 31, 2010		June 30, 2010
	(Unaudited)
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of period	17,621,744	$6,728,846	17,621,744	$6,728,846

Issued upon exercise of warrants	5,900,000	$60,062	-	$-

End of period	23,521,744	$6,788,908	17,621,744	$6,728,846

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
December 31, 2010 and 2009

5.    CAPITAL STOCK – continued

(c)	Stock Options:

On July 22, 2008, the board of directors agreed to increase the size of the option pool to 4,000,000 options.  In addition, the 900,000 options previously issued to the former Chief Executive Officer were cancelled.   Finally, a new grant of 3,900,000 options to the former Chief Executive Officer, at a strike price of $0.01 per option, expiring July 22, 2013, and fully vested was approved.  The former Chief Executive Officer exercised all of these options in the year ended June 30, 2010.  On October 4, 2010, the remaining 100,000 options issued to the Chief Financial Officer were canceled.

6.    WARRANTS

		As at December 31,		As at June 30,
		2010		2010
		(Unaudited)
		# of warrants	Fair value	# of warrants	Fair value

Issued and outstanding at end of period	(b)	-	$-	6,193,600	$1,146,081

(a)
On November 20, 2010, 5,900,000 warrants were exercised at $0.01 per warrant resulting in proceeds of $60,062.  In addition, 293,600 previously issued warrants expired on November 30, 2010.  The fair value of the warrants previously issued was reclassified to Contributed Surplus as a result of the November transactions.

(b)	The shares issuable upon exercise of the warrants issued are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
December 31, 2010 and 2009

7.    INCOME (LOSS) PER SHARE

Income (loss) per share is calculated on the weighted average number of common shares outstanding during the three and six month periods ended December 31, 2010, which were 20,309,522 and 18,932,855 shares, respectively (Three and six months ended December 31, 2009 – 13,721,744).

8.    RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three and six months ended December 31, 2010 and balances as at that date, not disclosed elsewhere in the financial statements are:

a)
Consulting fees include $30,000 of fees paid to the largest shareholder and $7,500 to the new Chief Executive Officer for various consulting services rendered in the three months ended December 31, 2010.  Consulting fees include $60,000 of fees paid to the largest shareholder and $15,000 to the new Chief Executive Officer for various consulting services rendered in the six months ended December 31, 2010.   No such fees were paid in the three and six month period ended December 31, 2010 to either party.

Consulting fees in the three month period ended December 31, 2010 also include $2,500 paid to the Chief Financial Officer for services rendered during the period (three month period ended December 31, 2009 - $15,000 to the Chief Financial Officer).  Consulting fees in the six month period ended December 31, 2010 also include $5,000 paid to the Chief Financial Officer for services rendered during the period (six month period ended December 31, 2009 - $30,000 to the Chief Financial Officer).

b)
Professional fees include $7,500 paid to a law firm affiliated with the Chief Executive Officer for legal services provided in the period.  ($15,000 in the six month period ended December 31, 2010).  No such fees were paid in the three and six month period ended December 31, 2009.

9.    COMMITMENTS AND CONTINGENT LIABILITIES

a)
The Company's wholly owned subsidiary, LRPC has entered into various film distribution, joint venture and co-producing arrangements under which the Company will co-produce two films, in addition to its current wholly-owned slate of projects. Under these arrangements, co-producers, who will own 50% of the net revenue will contribute half of the development fees to LRPC toward the development of the projects.  LRPC will utilize these fees, in conjunction with its own, in order to develop the projects and bring them to maturity. The extent of financial commitments required under these arrangements cannot be reasonably determined at this time.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
December 31, 2010 and 2009

b)
On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly-owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option until July 15, 2012.  The Company also has an option in which it can require the third party to purchase the subsidiary or its assets and assume its liabilities during the similar 24-month period.

10.  SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in the June 30, 2010 audited financial statements.  The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segment charges or transactions. The table below presents summarized financial information for the three months ended December 31, 2010 and 2009.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

Business Segments

December 31,	2010 (Unaudited)				2009 (Unaudited)
	Licensing	Production	Distribution	Total	Licensing	Production	Distribution	Total

Total revenue	$-	$-	$-	$-	$-	$-	$-	$-
Earnings (losses) from operations	-	-	-	-	-	-	-	-
Total assets	-	-	-	-	-	-	-	-
Total liabilities	-	32,540	-	32,540	-	32,540	-	32,540
Reconciliation to Financial Statements
Revenue
Total revenue from Reportable segments				$-				$-
Other				-				-
				$-				$-
Net Income (Loss)
Total losses from Reportable segments				$-				$-
Other				(67,797)				38,827
				$(67,797)				$38,827
Assets
Total assets used for Reportable segments				$-				$-
Other				96,450				264,844
				$96,450				$264,844
Liabilities
Total liabilities of the Reportable segments				$32,540				$32,540
Other				8,418				9,869
				$40,958				$42,409

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
December 31, 2010 and 2009

11.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). There are no material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States (“US GAAP”) and in SEC Regulation    S-X.

A separate statement of comprehensive loss has not been presented as there are no differences between net loss and comprehensive loss.

New accounting pronouncements

There were no new accounting developments in U.S. standards that would affect the results of operations or financial position of the Company other than those detailed in the audited financial statements for the year ended June 30, 2010